SilverCrest Las Chispas Project Construction Remains on Schedule and Budget

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - October 26, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide an update on construction activities at the Company's Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico. All currency amounts herein are presented in United States Dollars, unless otherwise stated.

Highlights

• Construction Remains on Schedule - At the end of the third quarter of 2021 ("Q3, 2021"), overall construction progress at Las Chispas was 54% complete compared to an overall scheduled completion of 48%. Construction continued to progress well in the quarter with the main access road, plant detailed engineering, and concrete work now complete, bridge construction 88% complete, plant construction 49% complete, powerline 47% complete, and underground infrastructure ongoing. Construction progress continued to benefit from no delays due to COVID-19 or any other reason.

• Capital Spend Tracking Well Against Budget - Through Q3, 2021, 68% of the $137.7 million Feasibility Study* capital cost estimate was committed, of which 57% has been incurred across all capital cost scopes, in-line with budget. At the end of Q3, 2021, approximately $59.0 million in capital remains to be incurred through commissioning. A number of key infrastructure tasks are now complete or nearing completion, limiting cost inflation risk.

• Underground Development Ahead of Schedule- With underground development ahead of schedule at the end of H1, 2021, development rates continued to progress well in Q3, 2021 for a total of 15.7 km completed since underground development began in Q1, 2019. Unit underground mining costs continue to track slightly under budget and development metres remain well ahead (1.6 km) of the Feasibility Study budget, year to date.

• Site Safety Remains Key Priority - At the end of Q3, 2021, after 1.33 million work-hours completed at site, the Company's lost time injury ("LTI") frequency rate was 0.60. COVID-19 risk mitigation efforts continued successfully in the quarter with an additional 4,800 COVID-19 tests completed and positivity rates remaining low. The Company also participated in a local vaccination program to complement the federal program. This local program allowed for full vaccination of 220 employees and contractors and first dose vaccination of an additional 110 employees and contractors.

• Funded for Construction, Near-Term Cash Flow - As at September 30, 2021, SilverCrest had cash and cash equivalents of $199.0 million and $60.0 million remaining under a $120.0 million project financing facility (the "Credit Facility"). Once fully operational and using Base Case metal prices ($1,500/oz Au and $19.00/oz Ag), which are approximately 17% and 22% (respectively) below current prices, the Feasibility Study estimated after-tax project free cash flow of approximately $160.0 million in 2023 and an estimated average of $110.0 million per year from 2023 to 2029. With more than 80% of the initial capital costs expected to be committed by the end of 2021, SilverCrest expects to be well funded for commissioning and ramp-up in 2022, while still retaining the flexibility to pursue continued exploration, further optimization work and growth opportunities.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 ("Feasibility Study")

Pierre Beaudoin, COO, remarked, "Our team and contractors, fueled by their success to date, continue to make steady progress in safely advancing the construction of the Las Chispas Project. As the Project passes its halfway mark of the construction timeline and capital spend, construction will get into its peak period, and we are increasing our focus on the operational readiness plan in preparation for plant commissioning (expected in Q2, 2022) and production ramp-up through H2, 2022. In parallel, our focus on risk mitigation will continue and include the continued build of the on-surface stockpile and the advancement of underground development. The construction team continues to target reaching approximately 80% completion of overall construction progress by the end of 2021, with plant ore commissioning expected as planned in Q2, 2022".

N. Eric Fier, CPG, P.Eng, and CEO, stated, "The outstanding efforts from our team and contractors in Mexico and Canada continued in Q3, 2021 with notable progress being made on a number of key areas of the Project including the process plant, the access road, powerline, and the bridge. Las Chispas Project construction remains on time and budget and our strong working capital position allows us to progress our growth and optimization plans while de-risking in parallel".

Las Chispas Construction

The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction period projected to be in Q2, 2022) outlined in the Feasibility Study remains valid. Construction of the plant and surface infrastructure is tracking on schedule and budget. At the end of Q3, 2021, overall construction was 54% complete compared to scheduled completion of 48%. Construction progress has benefited from no delays due to COVID-19 or any other reason.

At the end of Q3, 2021 more than $93.7 million (or 68% of the total capital cost estimate) was committed, of which an estimated $79.0 million (or 57% of the total capital cost estimate) has been incurred on construction across all capital cost scopes (process plant, underground development and infrastructure, surface infrastructure, and owner's costs).

Construction has continued to progress well with detailed engineering, earthworks, road construction, and concrete 100% complete and, key infrastructure projects (powerline and bridge) well advanced. The Company's Q3, 2021 progress on its planned construction and development activities are as follows and shown in Figures 1-9 attached:

Area	Status	Q3, 2021 Progress
Plant Detailed Engineering	Completed	Plant detailed engineering is complete.
Process Plant Construction	On Schedule

Concrete work has now been completed, the steel, mechanical, piping (SMP) contract is well underway. All SAG Mill components have been received or are in transit and installation will begin in Q4, 2021.

The electrical and instrumentation (EI) contract has been signed and the management team has mobilized to site.

On September 30, 2021, there were 230 workers progressing the different contracts for the processing plant. The plant construction activities will reach their peak in Q4, 2021 with an estimated 330 workers during this period.

Ausenco is progressing well with most contracts and the plant delivery still planned for Q2, 2022. Commissioning discussions have started between SilverCrest and Ausenco.

Electrical Grid Powerline (81 km) Construction	Construction on schedule (energization delayed)

The construction of the powerline is progressing as planned for both sections (CFE and SilverCrest). The energization of the powerline will, however, be pushed from Q1, 2022 to Q2, 2022 due to procurement delays in the Harmonic Filter/Power Factor Correction systems.

The Project team has been working on a contingency plan for energization, which has been put into action. The plant is expected to be energized via temporary diesel generators ahead of the commissioning period. The capacity of this temporary rental system (5 MW) will be enough to power the entire process plant, but it is expected that it will operate for a limited period at a fraction of its ultimate capacity. The service provider has been selected and the contract negotiations are well underway.

Status of powerline construction:
CFE (27.0 km - refurbishment of existing infrastructure)
All the material has now been received including cables and poles. SilverCrest expects CFE completion in Q1, 2022.

SilverCrest (54.0 km - new infrastructure)
The completion of the SilverCrest section of the powerline is also expected in Q1, 2022. Section 1 (9 km) has reached 92% completion, Section 2 (18.0 km) has reached 46% completion, and Section 3 (27.0 km) has reached 43% completion.

Bridge Construction	Ahead of Schedule	The Tetuachi bridge construction has progressed well during Q3, 2021. This construction has reached 88% completion and it is now expected to be completed in Q4, 2021, ahead of schedule and the plant start-up.
Confined Camp Construction	Completed	Construction of 513 single occupancy rooms, kitchen, and recreational facilities for use during construction to reduce COVID-19 and scheduling risks was completed in H1, 2021.
Access Road Construction	Completed Ahead of Schedule	Construction of the access road was completed ahead of schedule during Q3, 2021.
Underground Development	Ahead of Schedule	During Q3, 2021, total underground development completed at the project reached 15.7 km and in 2021 is now 1.6 km ahead of the Feasibility Study life of mine (LOM) plan.
Underground Infrastructure and Stockpile Growth	On Schedule	Detailed engineering of the underground infrastructure (electrical, ventilation, emergency preparedness and services) continued to progress. Stockpiles increase by an estimated 6,000 tonnes of mineralized material at grades estimated to be in-line with the Feasibility Study Mineral Reserve.
Tailings Facility Construction (Dry Stack)	On Schedule	Detailed engineering has been completed with additional geotechnical test work. Construction of the dry stack tailings facility started in October 2021.

Assay Lab Construction	On Schedule	Construction of the assay lab facility in the nearby (est. 14 km) community of Arizpe began in Q3, 2021 and procurement of lab equipment has been initiated. The construction has reached 40% and the lab is expected to be commissioned in Q1, 2022 ahead of plant start-up.

Underground Development

Since underground development commenced in Q1, 2019, ahead of the release of our initial economic study, a total of 15.7 km of underground development has now been completed at the Project. In-vein drifting now totals 3.0 km and access has been established in four (4) veins or areas and 44 in-vein work fronts. The Company accelerated underground mine development for the first three quarters of 2021 to create operational flexibility and de-risk the mine plan, resulting in an additional 1.6 km of development (above the Feasibility Study budget) completed year to date. As planned, the development rate is expected to reduce in Q4, 2021, as Project construction progresses toward the peak of personnel demand. During Q3, 2021, development costs continued to track slightly under the budgeted unit cost per metre. Underground development costs remained under budget despite the additional metreage largely as a result of timing of expenses on underground infrastructure.

An estimated 6,000 tonnes were placed on the stockpile in the quarter with estimated grades in-line with the Feasibility Study Mineral Reserves. The Feasibility Study production profile includes processing from the historic lower grade stockpiles (162,600 tonnes) and recently developed pre-production stockpiles at the start of the mine life, providing upfront material for optimizing the process plant, flexibility, and risk reduction during ramp-up. The lower grade historic stockpiles will be a key element for reducing ramp-up risk as they will be used initially as blending material to commission and ramp-up the process plant and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Throughout Q3, 2021, discussions continued with regards to awarding a five-year contract for underground mining. A contractor has been selected and final negotiations and equipment selection are in the process of being completed. The contract will include flexible terms with regards to the mining rate to allow for opportunities identified through the ongoing optimization work to be pursued. SilverCrest has reached a preliminary agreement with the contractor to utilize battery operated equipment for a portion of the mining fleet required for narrow veins utilizing the resue mining method. The Company expects to sign the new mining contract in Q4, 2021.

Optimization Studies

Optimization work is ongoing for the mine design and schedule. The result of this work will be included in a Resource and Reserve update planned for 2022. Ahead of these efforts being finalized, modifications to the initial Feasibility Study mine plan have been implemented through the course of 2021 to improve operational flexibility, emergency preparedness, ventilation and potential early access to the Babi Vista Splay and Granaditas veins. As such, at the end of Q3, 2021, underground development reached the area of Babi-Vista Splay Vein and has been halted until completion of the Resource and Reserve Estimate. Once this estimate is complete, the Company will determine the economics and budget to further develop this area. The Babi Vista Splay Vein currently hosts an Inferred Mineral Resource totaling 211,400 tonnes at an average grade of 13.00 gpt gold ("Au") and 909.0 gpt silver ("Ag"), or 2,039 gpt silver equivalent ("AgEq", using 86.9:1 Au:Ag) containing 88.3 koz Au and 6.2 million oz Ag, or 13.9 million oz AgEq. The bulk of Las Chispas drill program in 2021 was to infill this area ahead of any possible underground development.

On the processing side, the validation of metallurgical results is progressing well, and representative samples of all exposed underground veins are currently being tested. This additional metallurgical testing is focused on enhancing the Company's knowledge of the clay content in various veins to ensure process plant performance (including settling and filtration), to further de-risk, and to optimize in preparation for the ramp-up period.

Safety, COVID-19, and Community

Safety is always a top priority for SilverCrest and the Company has made significant progress to support a first safety audit (expected in Q4, 2021) by Mexican authorities to validate its progress on its Health and Safety Management Systems and Standards. At the end of Q3, 2021 the Company's LTI frequency rate stood at 0.60 and its total recordable injury frequency rate ("TRIFR") stood at 3.91.

The Company's COVID-19 prevention measures continue to be critical for construction at Las Chispas. COVID-19 risk mitigation efforts continued successfully in Q3, 2021 with more than 4,800 rRt-PCR tests completed. The use of rapid antigen tests has been discontinued during Q3, 2021 in favor of the more accurate rRt-PCR tests. In total, since May 2020, SilverCrest has completed more than 11,000 COVID-19 rRt-PCR tests. Positivity rates prior to site access remained low in Q3, 2021. Although no serious occurrences have been recorded at site, subsequent to quarter end, a cluster of COVID infections was recorded at the Company's satellite offsite camp. The Company has taken the appropriate measures including further testing of all employees and contractors, temporary closure of this satellite off-site camp, extensive cleaning, and review of key protocols. The main construction camp remains fully operational and, at this point, there is no expected impact to the construction camp or related ongoing work. SilverCrest's original schedule included contingency in the case of a COVID-19 outbreak, and this remains unused.

The Company also participated in a local vaccination program to complement the federal program. This local program allowed for full vaccination of 220 employees and contractors and first dose vaccination of an additional 110 employees and contractors.

To further enhance the Company's COVID-19 measures, the Company has partnered and invested in a local certified laboratory facility capable of conducting more than 300 rRT-PCR tests per day when fully operational. This partnership has allowed the Company to have preferred access, pricing and quick turn-around time which is benefiting both the construction process and the community. This facility was commissioned in Q3, 2021 and is now fully operational.

There are currently 806 workers active at the Project (including on-site and off-duty personnel) with 15% sourced locally, 50% from Sonora, and 99% from Mexico. During construction in 2021, the Company has engaged 13 local businesses and is constructing a local geochemical assay lab. The assay lab is in the nearby (14 km) community of Arizpe and is expected to provide full-time employment of 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors. The Company is also progressing work related to the impacts of potential climate change for both Las Chispas and local community. The initial results for the physical risk assessment portion of the work related to the Task Force for Climate Related Financial Disclosures ("TCFD") are expected in 2022 along with a water stewardship plan that will include and consider the findings of the TCFD data.

Funded for Construction, Near-Term Cash Flow

As at September 30, 2021, SilverCrest had cash and cash equivalents of $199.0 million and $60.0 million remaining under its $120.0 million Credit Facility. To limit risk and enhance flexibility, SilverCrest expects to drawdown at least 75% of the Credit Facility by the end of 2021, in-line with the agreed drawdown schedule. This will allow the Company to maintain availability of the remaining $30.0 million through August 2022, during ramp-up of the plant through H2, 2022. As of September 30, 2021, approximately $59.0 million of initial capital remains to be incurred prior to commissioning. In addition to the initial capital costs, SilverCrest has budgeted for corporate G&A, exploration, value added taxes, working capital and a minimum cash balance through ramp-up.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid- 2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward- looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Lindsay Bahadir, Manager Investor
Relations and Corporate Communications
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

Figure 1: Drone Image of Process Plant Construction and Stockpiles

Figure 2: Overview of Process Plant Area

Figure 3: Filter Construction

Figure 4: Leach Tank Construction

Figure 5: Powerline Pole Installation

Figure 6: Bridge Construction

Figure 7: Underground Development Progress

Figure 8: Underground Development

Figure 9: Assay Lab